British Columbia Securities Commission Corporate Finance SEDAR Electronic Correspondence	P.O. Box 10142, Pacific Centre 701 West Georgia Street Vancouver BC V7Y 1L2 Canada Telephone: (604) 899-6500 Fax: (604) 899-6581 (BC and Alberta only) 1-800-373-6393

RECEIPT

Vizsla Resources Corp.

This is the receipt of the British Columbia Securities Commission for the Short Form Prospectus of the above Issuer dated June 15, 2020 (the prospectus).

This receipt also evidences that the Ontario Securities Commission has issued a receipt for the prospectus.

The prospectus has been filed under Multilateral Instrument 11-102 Passport System in Alberta. A receipt for the prospectus is deemed to be issued by the regulator in this jurisdiction, if the conditions of the Instrument have been satisfied.

June 15, 2020

Sabina Chow
Sabina Chow, CPA, CGA, CA Senior Securities Analyst Corporate Finance
SEDAR Project Number 3066715